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                           CHOATE, HALL & STEWART LLP
                                 EXCHANGE PLACE
                                53 STATE STREET
                        BOSTON, MASSACHUSETTS 02109-2804
                        T (617)248-5000 F (617)248-4000
                                 www.choate.com


                                  May 18, 2005



BY EDGAR AND FACSIMILE:  (202-772-9203)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Special Counsel

         RE:  SIERRA PACIFIC RESOURCES
              SCHEDULE TO-I FILED MAY 17, 2005
              SEC FILE NO. 5-44979

              FORM S-4 FILED MAY 17, 2005
              SEC FILE NO. 333-124083

Ladies and Gentlemen:

         On behalf of Sierra Pacific Resources (the "Company"), we are submitting this letter in response to your letter dated May 17, 2005 with respect to the Company's Registration Statement on Form S-4, referenced above, as amended by Amendment No. 1, filed on May 6, 2005, Amendment No. 2, filed on May 11, 2005, Amendment No. 3, filed on May 17, 2005 and Amendment No. 4, filed on May 18, 2005 (the "Registration Statement"), and the Company's Schedule TO-I, referenced above, as amended by Amendment No. 1, filed on May 6, 2005, Amendment No. 2, filed on May 12, 2005 and Amendment No. 3, filed on May 17, 2005 (the "Schedule TO"), both of which relate to the Company's offer to exchange new Premium Income Equity Securities ("PIES") in the form of Corporate PIES, together with a cash exchange fee, for its outstanding PIES in the form of Corporate PIES.

         The following sets forth the Company's responses to your letter dated May 17, 2005 relating to Amendment No. 3 of the Registration Statement. For ease of reference, your comments are set forth below in bold, followed by the Company's responses.

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May 18, 2005
Page 2

Exhibits 5.1 and 5.2

1. PLEASE REVISE YOUR OPINION TO REMOVE THE ASSUMPTIONS YOU HAVE MADE THAT THE INDENTURE AND PURCHASE CONTRACT AGREEMENT WILL BE VALID AND LEGALLY BINDING OBLIGATIONS OR EXPLAIN TO US WHY YOU BELIEVE THAT THESE ASSUMPTIONS ARE NECESSARY.

         We believe that the assumptions in the third paragraph of our opinion are necessary. We note that the assumptions relate to the valid and binding nature of the Indenture and Purchase Contract Agreement on parties other than the Company (namely, the Indenture Trustee and the Purchase Contract Agent). In that we do not represent the Indenture Trustee or the Purchase Contract Agent, we are not in a position to render opinions with respect to them and, therefore, believe it is necessary, appropriate and customary to make the assumptions.

2. WE PRESUME THAT THE PARAGRAPHS NUMBERED 1, 2 AND 3 CONSTITUTE THE OPINION OF COUNSEL, HOWEVER, THE OPINION DOES NOT MAKE THIS CLEAR AS IT PRESENTLY STATES THAT "ALL REQUISITE ACTION" SHALL HAVE BEEN TAKEN WITH RESPECT TO EACH SECURITY. PLEASE REVISE TO SPECIFICALLY STATE THAT COUNSEL HAS OPINED THAT THE NEW PIES AND STOCK PURCHASE CONTRACTS, AS AN EXAMPLE, ARE VALID AND LEGALLY BINDING OBLIGATIONS OF THE COMPANY.

         In response to the Staff's comment, we have revised the paragraphs numbered 1, 2 and 3.

3. PLEASE REVISE YOUR LEGAL OPINION TO OPINE AS TO THE FACT THAT THE COMMON STOCK PURCHASE RIGHTS ARE LEGALLY BINDING OBLIGATIONS.

         In response to the Staff's comment, we have revised our opinion in paragraph number 2.

4. PLEASE REVISE TO CLARIFY UNDER WHICH JURISDICTION(s) YOU ARE RENDERING YOUR OPINION. WE NOTE YOUR RELIANCE UPON THE OPINION OF WOODBURN AND WEDGE WITH RESPECT TO MATTERS OF LAW AND LEGAL CONCLUSIONS GOVERNED BY THE LAWS OF THE STATE OF NEVADA; HOWEVER, IT IS NOT CLEAR TO WHAT MATTERS YOU ARE MAKING REFERENCE ASIDE FROM THE ISSUANCE OF THE SHARES. FOR EXAMPLE, YOUR OPINION AS TO THE SENIOR NOTES MUST BE UNDER THE LAWS OF THE STATE GOVERNING THE INDENTURE AND YOUR OPINION AS TO THE CONTRACTUAL OBLIGATIONS, SUCH AS THE NEW PIES, STOCK PURCHASE CONTRACTS AND COMMON STOCK PURCHASE RIGHTS, MUST BE UNDER THE LAWS OF THE STATE GOVERNING EACH RESPECTIVE CONTRACT.

         In response to the Staff's comment, we have stated that we are rendering our opinions under New York law and the federal law of the United States of America. In addition to the issuance of the Shares, matters that may be governed by Nevada law include the valid existence and good standing of the Company, the due authorization, execution and delivery of instruments and agreements and the valid issuance, fully paid and non-assessable nature of the Shares.

5. WE NOTE THAT YOUR OPINION IS SUBJECT TO THE EFFECTS OF GOOD FAITH AND FAIR DEALING. PLEASE REMOVE THIS LIMITATION OR EXPLAIN TO US WHY YOU BELIEVE IT IS NECESSARY.

         In accordance with the Staff's comment, we have removed this limitation.

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May 18, 2005
Page 3

6. WE ALSO NOTE YOUR INDICATION THAT YOUR OPINIONS ARE QUALIFIED TO THE EXTENT THAT CERTAIN PROVISIONS OF THE REGISTERED SECURITIES ARE UNENFORCEABLE. YOU INDICATE THAT SUCH PROVISIONS DO NOT RENDER THE REGISTERED SECURITIES INVALID YET IT WOULD STILL APPEAR THAT THIS QUALIFICATION LIMITS YOUR ABILITY TO RENDER YOUR OPINIONS, ESPECIALLY AS TO YOUR DETERMINATION THAT THE RESPECTIVE REGISTERED SECURITIES ARE LEGALLY BINDING. PLEASE REVISE THIS LIMITATION OR EXPLAIN TO US WHY YOU BELIEVE IT IS NECESSARY. THIS COMMENT ALSO APPLIES TO EXHIBIT 5.2.

         In accordance with the Staff's comment, we have removed this limitation, and Woodburn and Wedge has removed the limitation from its opinion as well

                                   * * * * * *

         Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, James W. Hackett, Jr. at (617) 248-2133, or to Eunice Kim Chapon at
(617) 248-5256. Thank you.

                                           Sincerely,

                                           /s/ WILLIAM C. ROGERS
                                           William C. Rogers

cc: Michael W. Yackira
    James A. McDaniel, Esq.
    James W. Hackett, Esq.
    Eunice Kim Chapon, Esq.